Exhibit 19.1

PALOMAR HOLDINGS, INC.

INSIDER TRADING POLICY

1.

Purpose of this Policy. The purchase, sale, or gifting of securities while possessing material non- public information or the disclosure of inside information to others who may trade in such securities is sometimes referred to as “insider trading” and is prohibited by federal and state securities laws. As an essential part of your work, you may have access to material non-public information about Palomar Holdings, Inc., its divisions and majority-owned or controlled subsidiaries (collectively, “Palomar”), including information about other companies with which Palomar does, or may do, business. Palomar has adopted this Insider Trading Policy (the “Policy”) to assist Palomar in preventing illegal insider trading and to avoid even the appearance of improper conduct on the part of any Palomar director, officer, employee or contractor. This Policy is designed to protect and further Palomar’s reputation for integrity and ethical conduct. However, the ultimate responsibility for complying with the securities laws, adhering to this Policy and avoiding improper transactions rest with you. It is imperative that you use your best judgment and that you ask questions where you are uncertain how to handle a particular situation.

2.

Policy Statement. This memorandum sets forth the Policy of Palomar regarding the trading in Palomar’s securities as described below and the disclosure or use of information concerning Palomar. Employees, consultants, contractors, officers, members of the Board of Directors and entities (such as trusts, limited partnerships and corporations) over which such individuals have or share voting control (individually referred to as a “person” and collectively referred to as “persons”) are prohibited, while aware of material non-public information, directly, or indirectly through family members or other persons or entities, from engaging in transactions involving Palomar securities, except as otherwise provided for under this Policy.

3.

Penalties for Insider Trading. The penalties for violating the insider trading laws include imprisonment, disgorgement of profits gained or losses avoided, and substantial civil and criminal fines. As of the effective date of this Policy, civil fines can reach up to three times the profit gained or loss avoided, and criminal fines can reach up to $5.0 million for individuals and $25.0 million for entities. Individuals and entities considered to be “control person” who knew or recklessly disregarded the fact that a “controlled person” was likely to engage in insider trading also may be civilly liable. As of the effective date of this Policy, the civil liability of “control persons” can be the greater of (i) $1.0 million or (iii) three times the amount of the profit gained or loss avoided. For this purpose, a “control person” is an entity or person who directly or indirectly controls another person, and could include Palomar, its directors and officers. Under some circumstances, individuals who trade on inside information may also be subjected to private civil lawsuits. Moreover, as the material non-public information of Palomar is the property of Palomar, trading on or tipping Palomar confidential information could result in serious employment sanctions, including dismissal.

You should be aware that the surveillance techniques of the stock markets and the Financial Industry Regulatory Authority, Inc. (“FINRA”) are becoming more sophisticated all the time, and the chance that authorities will detect and prosecute even a small insider trading violation is a significant one.

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4.

Questions and Delivery of this Policy. To the extent you have any questions related to this Policy or the topics addressed hereby, please contact Palomar’s Compliance Officer (such person, the “Compliance Officer”).The Compliance Officer shall be the Chief Legal Officer of Palomar.

This Policy will be delivered to all existing persons covered by this Policy upon its adoption by Palomar, and to all new directors, employees, officers and where appropriate, contractors and consultants, at the commencement of their employment or association with Palomar. Thereafter, this Policy shall be distributed annually or posted on Palomar’s internal website where it is accessible to all regular full-time employees. All persons covered under this Policy must certify their understanding of, and intent to comply with, this Policy. A copy of the certification that all persons covered by this Policy must sign is attached hereto as Exhibit A. A copy of the executed certification shall be sent to the Compliance Officer or his or her designee.

5.

Companies Covered. In addition, the restrictions imposed by this Policy extend to transactions involving securities of other public companies, such as customers or suppliers of Palomar and companies with which Palomar may be negotiating major transactions, such as an acquisition, joint venture, collaboration, investment or sale. Information that is not material to Palomar may nevertheless be material to the other company. Therefore, a person who is aware of material non-public information about another public company, whether or not the person obtained the information in the course of working for or providing services to Palomar, is subject to restrictions on trading in securities of that company or communicating that information to others.

6.

Transactions Covered. “Trading” includes purchases, sales, gifting or otherwise disposing of securities such as stock, bonds, debentures, options, puts, calls and any other securities. Examples of the types of covered transactions include:

(a)	Open Market Transactions. A person is prohibited from trading, while aware of material non-public information, in any securities in the open market.

(b)

Stock Options. A person is prohibited, while aware of material non-public information, from selling in the open market (e.g., in a broker-assisted cashless exercise or any other market sale for the purpose of generating the cash needed to pay the exercise price or taxes or for any other purpose) any of the underlying shares of the stock option.

However, while aware of material non-public information about Palomar, a person may receive a stock option grant and grants of stock options may vest. In addition, a person may exercise a stock option while aware of material non-public information, but only if the person pays the exercise price and applicable taxes in cash or via a net exercise with Palomar (i.e., that does not involve a sale of shares in the market place) or if you deliver stock you hold in Palomar as payment for the exercise price, if such options allow for a net exercise.

(c)

Restricted Stock and Restricted Share Units. A person is prohibited, while aware of material non-public information, from selling in the open market any of the underlying shares of restricted stock or restricted share units awarded to that person.

However, while aware of material non-public information about Palomar, a person may receive an award of restricted stock or restricted share units. In addition, awards of restricted stock or restricted share units may vest while a person is aware of material non-public information, and Palomar may withhold shares to cover taxes due upon vesting or a person may sell shares solely pursuant to a restricted stock or restricted share unit award’s mandatory sale to cover withholding taxes provision with the remittance to the Company of any proceeds from such sale.

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7.

No Trading by Others on a Person’s Behalf. When a person is prohibited from trading in Palomar securities because he or she is aware of material non-public information, he or she may not have a third party trade in securities on his or her behalf or disclose such information to any third party, other than on a need-to-know basis. Any trades made by a third party on behalf of a person will be attributed to that person. Thus, trades in Palomar shares held in street name in a person’s account or for his or her benefit at a brokerage firm are also prohibited if the person is otherwise prohibited from trading in Palomar securities. If a person invests in a “managed account” or arrangement (other than a Rule 10b5-1 plan discussed below), he or she should instruct the broker or advisor not to trade in Palomar securities on his or her behalf.

8.

No Tipping. When a person is prohibited from trading in Palomar securities because he or she is aware of material non-public information, he or she may not disclose material non-public information about Palomar to a third party unless the third party (i) owes a duty of confidence to Palomar (e.g., an attorney, auditor or investment banker retained by Palomar) or (ii) is subject to a confidentiality agreement in favor of Palomar in which the person has agreed or is obligated to keep the information confidential. If that third party trades in Palomar securities, the person who communicated the information (as well as the third party) may be held personally liable under federal (or state) law for violation of securities laws. This practice, known as “tipping,” violates the securities laws and also can result in the same civil and criminal penalties that apply to insider trading, whether or not the person personally derives any benefit from the third party’s actions. This prohibition includes giving trading advice without actually disclosing material non-public information, such as a general statement that, “I would sell now if I were you, but I can’t tell you why.” As with each of the prohibitions on trading while aware of material non-public information discussed in this Policy, the prohibition on tipping also applies to material non-public information regarding securities of other public companies. Regardless of whether a person covered by this Policy is aware of material non-public information, they are prohibited from posting messages about Palomar or its securities in internet chat rooms, bulletin boards, blogs or other similar means of electronic distribution, whether under actual or fictitious names.

9.

Persons Covered. The same restrictions on insider trading that apply to a person also apply to a person’s family members who reside with the person, anyone else who lives in his or her household, and any family members who do not live in his or her household but whose transactions in Palomar or other securities are directed by the person or are subject to his or her influence or control (such as parents or children who consult the person before they trade in Palomar or other securities). Every person is responsible to ensure that trading in any securities by any such third party complies with this Policy.

10.	Definition of Material Non-public Information.

(a)

Material Information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision (i.e., deciding whether to buy, hold or sell a security). Therefore, any information that could reasonably be expected to affect the price of the security is potentially material. Both positive and negative information can be material. Common examples of information that may be material are:

(i)	Projections of future earnings or losses;

(ii)	Earnings that are inconsistent with external guidance from Palomar or with market expectations;

(iii)	News of a pending or proposed merger, acquisition or tender offer;

(iv)	News of a significant sale of assets or the expansion or curtailment of operations (including a significant new contract or loss of business);

(v)	Significant changes in dividend policies or the declaration of a stock split;

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(vi)	Significant changes in senior management or membership of the Board of Directors;

(vii)	Significant new products or discoveries;

(viii)	Significant regulatory actions, including receipt or denial of a significant regulatory application for clearance or approval of products;

(ix)	The gain or loss of, or a significant change to the terms of Palomar’s relationship with, a substantial customer or supplier;

(x)	The commencement of, or significant development regarding, any significant litigation;

(xi)	A decision by Palomar to borrow a significant amount of money;

(xii)	A decision by Palomar to offer securities in a public or private offering or repurchase or redeem any Palomar securities currently owned by the public;

(xiii)	A significant change in Palomar’s capital expenditure program; and

(xiv)	Significant shifts in operating or financial circumstances.

The foregoing are merely examples and should not be treated as an all-inclusive list. There may be other developments not listed above that may be material as well.

The materiality of information is determined on a case-by-case basis in light of all the facts and circumstances. All securities transactions will be viewed after-the–fact with the benefit of hindsight. As a result, before engaging in any transaction, a person should carefully consider how regulators and others might view his or her transaction in hindsight.

(b)

Non-public Information. “Non-public” information is information that Palomar, or another company if applicable has not released publicly, either by a press release or a filing with the U.S. Securities and Exchange Commission (the “SEC”) or is not otherwise available publicly. As a general rule, information is not considered to be “public” until the end of the second-trading day after an announcement by Palomar is broadly disseminated. Therefore, a person who was aware of the material information prior to its public release should not engage in any open market transactions in Palomar’s securities until at least the opening of trading on the NASDAQ Stock Exchange or other applicable national stock exchange (collectively, “Applicable Exchange”), as applicable, on the third-trading day after such information is publicly released (i.e., the next trading day after two full trading days has elapsed since the release of such information), whether through a report filed with the SEC or through major news wire services, or recognized news services. For example, if an announcement is made on a Monday before trading on the Applicable Exchange opens (i.e., before 9:00 a.m. (EST)), a person who was aware of the information in the announcement prior to its public release would not be able to trade until the opening of trading on the Applicable Exchange on Wednesday. If an announcement is made after trading on the Applicable Exchange closes on a Monday, but before trading on the Applicable Exchange opens on Tuesday (i.e., before 9:30 a.m. (EST)), such person would not be able to trade until the opening of trading on the Applicable Exchange on Thursday.

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11.

Short-Term or Speculative Transactions. All persons covered by this Policy, including, Directors, Section 16 officers, employees, consultants, contractors and related entities are strictly prohibited from engaging in short-term or speculative transactions involving Palomar securities, such as publicly traded options, short sales, puts and calls, hedging, pledging and other monetization transactions, unless the Compliance Officer or one of his or her designees provides prior written approval. This prohibition also applies to holding Palomar securities in a margin account and “short sales against the box,” which are sales of Palomar securities where a person does not deliver the shares he or she owns to settle the transaction but instead delivers other shares that his or her broker has borrowed from others. All persons subject to this Policy must obtain the specific prior written authorization of the Compliance Officer before engaging in short-term or speculative transactions involving Palomar securities.

12.

Post-Employment Transactions. If a person is aware of material non-public information about Palomar when his or her employment terminates, this Policy’s restrictions on trading and communicating material non-public information will continue to apply. Such a person may not trade in Palomar securities until that information has become public or is no longer material. In addition, since stock options generally expire 90 days after termination, the person should refer to the stock option section above for guidance regarding exercising stock options that may expire while he or she is aware of material non-public information. A person also may contact the Compliance Officer or his or her designee to further discuss their alternatives in this circumstance.

13.

Blackout Period. Directors, Section 16 officers and certain other persons designated by the Compliance Officer (“Blackout Covered Individuals”) may not trade in securities in the open market during a no-trade period (“Blackout Period”). Each person designated by the Compliance Officer as a Blackout Covered Individual shall be notified of such designation, and Palomar shall maintain a list of all Blackout Covered Individuals. An exception to this prohibition may apply for transactions effected pursuant to a pre-approved Rule 10b5-1 plan as discussed below. The quarterly Blackout Period begins fifteen days prior to the end of every fiscal quarter and continues until the second-trading day after Palomar’s earnings for that quarter are publicly released. The Compliance Officer may impose additional Blackout Periods for all or some Blackout Covered Individuals and other employees when Palomar may be aware of material non- public information as the Compliance Officer deems necessary or appropriate. All Blackout Covered Individuals also are subject to all other restrictions in this Policy.

In addition, the Sarbanes-Oxley Act of 2002 prohibits all trades of Palomar securities by Directors and Section 16 officers of Palomar during a “pension fund blackout period.” A pension fund blackout period exists whenever 50% or more of the participants in a Palomar benefit plan are unable to conduct transactions in their Palomar common stock accounts for more than three (3) consecutive business days. These blackout periods typically occur when there is a change in the benefit plan’s trustee, record keeper or investment manager. Individuals that are subject to these blackout periods will be contacted when these periods are instituted from time to time.

14.	Pre-Clearance for Directors, Section 16 Officers and Section 16 Filings.

(a)

Each Director and Section 16 officer must obtain pre-clearance from the Compliance Officer or one of his or her designees before engaging in the following transactions (including any transactions by their immediate family members) in Palomar securities: purchases; sales; gifts; transactions in his or her 401(k) plan or deferred compensation plan; transactions in an IRA or Roth IRA; and for Section 16 officers, any other transactions that are required to be reported under Section 16 of the Securities Exchange Act of 1934, as amended. Such Director and Section 16 Officer must obtain pre- clearance in the manner set forth in Paragraph 15 below.

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(b)

Each Director and Section 16 officer must file with the SEC a Form 3 within ten (10) days of becoming an insider to report his or her beneficial ownership of Palomar’s securities, including unvested options and restricted stock units. The Compliance Officer will prepare and manage the filing of the Form 3 for new Directors, if requested, and Section 16 officers.

(c)

SEC Form 4 must be filed within two (2) business days of a reportable transaction by all Directors and Section 16 officers. Directors and Section 16 officers may obtain the Form 4 from the Compliance Officer, and should have a signed power of attorney on file with the Compliance Officer prior to entering into any Section 16 transactions. The Compliance Officer will file the completed and signed Form 4 with the SEC electronically, unless instructed otherwise by the Director or Section 16 officer. Directors and Section 16 officers should notify the Compliance Officer if they wish to file the Form 4 themselves, to avoid duplicate filings. Palomar must disclose in its periodic reports filed with the SEC any transactions by Directors and Section 16 officers which were not timely reported.

15.	Pre-Clearance for Directors, Section 16 Officers and Other Insiders.

(a)

Insiders who are Directors, Section 16 Officers and other individuals designated by the Compliance Officer as “Covered Individual Requiring Pre-Clearance for Trades,” must obtain pre-clearance from the Compliance Officer or one of his or her designees before trading in Palomar securities.

(b)

The Covered Individual Requiring Pre-Clearance for Trades must notify the Compliance Officer of the amount and nature of the proposed trade(s) using the Pre-Clearance Request form attached in substantially the form hereto as Exhibit B.

(c)	If practicable, the Pre-Clearance Form should be submitted to the Compliance Officer at least two (2) business days prior to the date of the intended trade date.

(d)

The existence of this approval process does not obligate the Compliance Officer to approve any particular trade requested by a Covered Individual Requiring Pre-Clearance for Trades. From time to time, an event may occur that is material to Palomar and is known by only a few Directors or Executives. So long as the event remains material and non-public, the Compliance Officer may determine not to approve any transactions in Palomar’s securities. If a Covered Individual Requiring Pre-Clearance for Trades requests clearance to trade in Palomar’s securities during the pendency of such an event, the Compliance Officer may reject the trading request without disclosing the reason.

(e)

After receiving written clearance to engage in a trade by the Compliance Officer, a Covered Individual Requiring Pre-Clearance for Trades must complete the proposed trade within five (5) business days of the intended date disclosed on the Pre-Clearance Form or make a new trading request.

(f)

Each person designated by the Compliance Officer as a Covered Individual Requiring Pre-Clearance for Trades shall be notified of such designation, and Palomar shall maintain a list of all Covered Individual Requiring Pre-Clearance for Trades

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16.

Rule 10b5-1 Plans. Under SEC Rule 10b5-1, a person may have an affirmative defense to insider trading liability for transactions in Palomar securities that are effected pursuant to a written contract or plan meeting certain requirements. In short, the rule presents an opportunity for a person to pre-arrange a sale or purchase of Palomar securities (including an option exercise), provided that, at the time the person establishes such a plan, he or she is not aware of material non-public information.

In order to satisfy Rule 10b5-1, a plan must:

(a)	Be documented in writing to instruct another person who is not aware of material non- public information to execute the transactions;

(b)	Be established in good faith and at a time when the person is not aware of material non- public information; and

(c)

Specify objective criteria (date, price threshold, etc.) used to determine the timing and terms of the purchase or sale, and otherwise not be subject to any influence or discretion from the person establishing the plan.

In addition, for Directors and Section 16 officers, the first trade under the plan may not occur until the later of:

90 days after the plan’s adoption; or

Two business days after the filing of Palomar’s Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted or modified.

For Other Covered Individuals, the first trade under the plan may not occur until 30 days after the plan’s adoption.

(d)

Palomar requires pre-approval by the Compliance Officer or one of his or her designees of all Rule 10b5-1 plans relating to Palomar securities established by Directors, Section 16 officers and other Covered Individuals. Such Rule 10b5-1 plan must comply with the terms of the Palomar Holdings, Inc. Rule 10b5-1 Trading Plan Policy.

17.	Responsible party. Palomar’s Compliance Officer is responsible for administering this Policy.

Updated: November 1, 2024

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EXHIBIT A

CERTIFICATION

I hereby certify that:

•	I have read and understand the Insider Trading Policy of Palomar Holdings, Inc. (the “Company”).

•

I understand that the Company’s Compliance Officer is available to answer any questions that I have regarding this Insider Trading Policy, or in his/her absence I should contact the Company’s Chief Executive Officer.

•	I will continue to comply with the Insider Trading Policy for as long as I am a director, officer, employee, consultant or contractor of the Company.

•	I understand that insider trading is a crime, may subject me to serious financial penalties and termination of employment, and is strictly prohibited by the Insider Trading Policy.

Signature	Date

Printed Name (Please print legibly)

Title

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EXHIBIT B

PRE-CLEARANCE FORM

M E M O R A N D U M

To:	[ ], Compliance Officer

From:

Date:	, 20

Subject:         Proposed Transaction in Company Securities by Directors, Section 16 Officers, and other “Insider” Employees, Consultants and Contractors

This memorandum is to advise you that the undersigned intends to execute a transaction in the Company’s securities on          , and does hereby request that the Company pre-clear the transaction as required by the Company’s Insider Trading Policy for directors, executive officers, senior management, and other “Insider” employees (the “Policy”).

The general nature of the transaction is as follows:

( )	Purchase up to shares of Palomar common stock (excludes the exercise of stock options to hold shares)

( )	Sell up to shares Palomar common stock acquired through the Company’s Employee Stock Purchase Plan (the “ESPP”)

( )	Sell up to shares of Palomar common stock acquired other than through the ESPP (includes the exercise of stock options with same day sales)

( )	Other (please describe):

I have reviewed and considered the Policy and I represent that am NOT in possession of any material non-public information (as defined in the Policy) about the Company and will not enter into the transaction if I come into possession of material non-public information about the Company between the date hereof and the proposed transaction execution date. Accordingly, I intend to trade securities only during an open window as described in the Policy.

I have read and understand the Policy and certify that the above transaction will not violate the Policy. I understand that certain types of transactions are prohibited and agree not to participate in these types of trades.

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I agree to advise the Company promptly if, as a result of future developments, any of the foregoing information becomes inaccurate or incomplete in any respect. If I do not effect the above transaction within five (5) business days of the intended date disclosed on the Pre-Clearance Form, I agree to resubmit a new pre-clearance request. I also agree to report any stock trades to the Compliance Officer.

Signature

Print Name

Date

Approved by the Compliance Officer of Palomar Holdings, Inc.:

Name

Title

Date

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